MATERIAL CHANGE REPORT
51-102F3

Item 1   **Name and Address of Company**
Rubicon Minerals Corporation (the "**Company**")
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

Item 2   **Date of Material Change**
June 25, 2013

Item 3   **News Release**
News Release was issued on June 25, 2013 over Marketwire.

Item 4   **Summary of Material Change**

On June 25, 2013, the Company announced positive results and highlights from a new preliminary economic assessment ("**New PEA**") and updated mineral resource estimate completed by SRK Consulting (Canada) Inc. for the F2 Gold System, which comprises part of the Company's flagship Phoenix Gold Project, located in Red Lake, Ontario.

Readers are cautioned that the New PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the inferred resources will be converted to the measured and indicated categories, that the indicated resources will be converted to the proven and probable mineral reserve categories and there is no certainty that the New PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability; the estimate of mineral resources in the New PEA and updated mineral resource statement may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Item 5   **Full Description of Material Change**

   5.1   **Full Description of Material Change**
   Please see attached News Release of June 25, 2013 for further details.

   5.2   **Disclosure for Restructuring Transactions**
   Not applicable

Item 6 **Reliance on subsection 7.1(2) of National Instrument 51-102**
Not applicable

Item 7 **Omitted Information**
Not applicable

Item 8 **Executive Officer**
Michael A. Lalonde, President & Chief Executive Officer (Tel: 604-623-3333)

Item 9 **Date of Report**
July 2^{nd,} 2013



News Release

TSX:RMX | NYSE.MKT:RBY June 25, 2013

Rubicon Reports Positive Results for New Preliminary Economic Assessment and a 111% Increase in Indicated Mineral Resources

Rubicon Minerals Corporation (TSX: RMX **|** NYSE-MKT: RBY) ("**Rubicon**" or the "**Company**") is pleased to announce positive results and highlights from a new preliminary economic assessment ("**New PEA**")[1] and updated mineral resource estimate completed by SRK Consulting (Canada) Inc. ("**SRK**") for the F2 Gold System, which comprises part of the Company's flagship Phoenix Gold Project, located in Red Lake, Ontario. A technical report documenting the New PEA will be filed on SEDAR within 45 days in accordance with the requirements of National Instrument 43-101 *Standards of Disclosure for Mineral Projects* ("**NI 43-101**").

Readers are cautioned that the New PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the inferred resources will be converted to the measured and indicated categories, that the indicated resources will be converted to the proven and probable mineral reserve categories and there is no certainty that the New PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability; the estimate of mineral resources in the New PEA and updated mineral resource statement may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

All financial figures are in Canadian dollars unless otherwise specified

New PEA Highlights:

- On a go-forward basis, the Phoenix Gold Project base case demonstrates an after-tax internal rate of return[2] ("**IRR**") of 27.0% and a 5% discounted after-tax net present value[2] ("**NPV**") of $531.0 million; on a pre-tax basis, IRR and NPV are 28.7% and $650.0 million, respectively;
- Total life of potential mine ("**LOM**") projected gold production of 2.19 million ounces, an 18.0% increase over the previous conceptual production plan[3];

[1] The New PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the inferred resources will be converted to the measured and indicated categories, that the indicated resources will be converted to the proven and probable mineral reserve categories and there is no certainty that the New PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability; the estimate of mineral resources in the New PEA and updated mineral resource statement may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues

[2] Based on a 30-day trailing spot gold price assumption of US$1,385 per ounce and a $CDN/$USD consensus exchange rate of 1.05:1.00 (Source: Bloomberg $CDN/$US FX Forecast 2013 through 2017, as of June 18, 2013)

[3] The projected mining method, potential production profile and plan and mine plan are conceptual in nature and additional technical studies will need to be completed in order to fully assess their viability. There is no certainty that a potential mine will be realized or that a production decision will be made. A mine production decision that is made without a feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work and economic analysis and internal studies to ensure satisfactory operational conditions and decisions regarding future targeted production

PR13-9 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

- Average annual projected gold production of 165,300 ounces, expected to peak at 242,000 ounces in year 2022;
- The primary projected mining method[3] is intended to be longhole stoping ("**longhole**"); 90% of the LOM production is planned to come from longhole stopes and 10% from cut-and-fill mining;
- Average grade of mill feed is 8.1 grams of gold per tonne ("**g/t Au**") at a cut-off grade of 5.0 g/t Au; external dilution of 15% was applied to the conceptual mine plan, plus internal dilution of 26%;
- Average LOM cash operating cost is $629 per recovered ounce or $151 per tonne; including a 1.5% royalty[4] the average LOM total cash operating cost is $651 per recovered ounce of gold or $156 per tonne;
- Average LOM all-in sustaining cash costs[5] are $845 per ounce or $203 per tonne;
- Average annual post-tax cash flow from operations is $69.0 million;
- On a go-forward basis, pre-production capital expenditure is $224.0 million (including a 20% contingency)[6]; and
- Average daily LOM throughput is approximately 1,900 tonnes per day ("**tpd**").

Readers are cautioned that the projected mining method, potential production profile and plan and mine plan referred to in the New PEA and this release are conceptual in nature and additional technical studies will need to be completed in order to fully assess their viability. There is no certainty that a potential mine will be realized or that a production decision will be made. A mine production decision that is made without a feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work and economic analysis and internal studies to ensure satisfactory operational conditions and decisions regarding future targeted production.

Updated Mineral Resource Estimate Highlights:
- Increased indicated mineral resources by 111% to 1.129 million ounces of gold in 4.12 million tonnes grading 8.52 g/t Au using a 4.0 g/t Au cut-off grade;
- Block model demonstrates substantial continuity of mineralization and an average horizontal thickness of 7.8 metres ("**m**") (based on 4.0 g/t Au cut-off estimated using tonne weighted average thickness per level);
- Reported inferred mineral resources[1] of 2.219 million ounces of gold on 7.45 million tonnes grading 9.26 g/t Au using a 4.0 g/t Au cut-off grade; and
- Updated mineral resource estimate includes approximately 116,000 m of additional drilling (90% infill) since the 2011 mineral resource estimate.

The Company believes the new methods considered in the New PEA will potentially improve the efficiency and productivity of the Phoenix Gold Project. The implementation of the new methods will, however, increase the capital cost of developing the Project. When current working capital of $118 million is taken into account, there is a shortfall in required project capital of approximately $106 million. Rubicon is currently in negotiations with third parties in an attempt to secure non-equity funding of the shortfall. To assist in the evaluation of funding alternatives, the Company has entered into financial advisory agreements with two investment banking firms.

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[4] Assumes Rubicon exercises its right to purchase a 0.5% from the 2.0% NSR that Franco-Nevada Corporation currently owns on the Phoenix Gold Project water claims for US$675,000

[5] All-in sustaining cash costs include operating costs, royalties, and sustaining capital and do not include any pre-production capital expenditures, allocation of estimated corporate overhead costs or exploration costs

[6] The Company presently has working capital totalling $118.0 million

PR13-9 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

The New PEA summary is contained in Table 1 below[7].

Table 1: New PEA Summary

	New PEA (2013)
Projected Production profile[3]	
LOM from production start (years)	**13**
LOM projected gold production (Moz)	**2.19**
LOM average annual gold production (oz)	**165,300**
Total projected mineralized material mined (tonnes)	**9,131,926**
LOM average throughput (tpd)	**1,900**
Peak average throughput (tpd)	**2,250**
Average diluted grade to the mill (g/t Au)	**8.06**
Recovery (%)	**92.5**
Capital Costs (millions)	
Total pre-production capital expenditure (includes 20% contingency)[8], on a go-forward basis	**$224.0**
Pre-production capital expenditure spent, August 2011 to-date	**$117.8**
Total pre-production capital expenditure from August 2011	**$341.8**
Total sustaining capital expenditure	**$425.7**
Operating Costs	
Cash operating costs (per tonne)	**$151**
Cash operating costs (per recovered oz)	**$629**
Royalty (per recovered oz, assuming US$1,385/oz gold price)	**$22**
Total cash cost (per recovered oz)	**$651 (or US$620)**
LOM sustaining capital (per recovered oz)	**$194 (or US$185)**
All-in sustaining cash cost[9] (per recovered oz)	**$845 (or US$805)**

[8] The Company's present working capital is $118.0 million
[9] All-in sustaining cash costs include operating costs, royalties, and sustaining capital and do not include pre-production capital expenditures, any allocation of estimated corporate overhead costs or exploration costs

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[7] This news release should be read in conjunction with the tables and figures included in the body and presented at the end of the release. All references to the Company's original Preliminary Economic Assessment and 2011 mineral resource estimates are reported in the Company's Preliminary Economic Assessment ("**2011 PEA**") prepared by AMC Mining Consultants (Canada) Ltd. with metallurgical and processing contributions from Soutex Inc., with an effective date of August 8, 2011, available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). The Company plans to file a NI 43-101 Technical Report for both the New PEA and updated mineral resource estimate within 45 days from today. This report will replace the 2011 PEA and previous mineral resource estimate
8 The Company's present working capital is $118.0 million
9 All-in sustaining cash costs include operating costs, royalties, and sustaining capital and do not include pre-production capital expenditures, any allocation of estimated corporate overhead costs or exploration costs

PR13-9 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

	New PEA (2013)
Economic Analysis (on a go-forward basis)[1,2,3]	
Base case gold price assumption[10] (per oz)	**US$1,385**
$CDN/$USD exchange rate assumption[3]	**1.05**
Pre-tax IRR (%)	**28.7%**
Pre-tax NPV @ 5% discount rate (millions)	**$650.0**
After-tax IRR (%)	**27.0%**
After-tax NPV @ 5% discount rate (millions)	**$531.0**
Payback period (years, at production start)	**3.7**

[10] 30-day trailing spot gold price as of June 14, 2013. Source: London PM Fix

"My primary objective when I took the leadership role at Rubicon was, and remains, building our flagship Phoenix Gold Project to be the best that it can be," said Michael A. Lalonde, Rubicon's President and Chief Executive Officer. "We are very pleased with the results of the updated mineral resource and the New PEA, which demonstrates that the Project has the ability to generate strong cash flow. The updated mineral resource estimate exhibits significant improvement in continuity and greater horizontal thickness over the previous mineral resource estimate, making it easier to plan and schedule future potential mining. We improved the confidence of the block model and increased the indicated mineral resources by 111% through our successful infill drilling program.

While the New PEA continues to demonstrate positive projected economics for the Phoenix Gold Project, potentially generating an after-tax IRR and NPV of 27% and $531 million, respectively, we believe that the New PEA and the updated mineral resource estimate are conservative and provide room for further optimization.

An estimated inherent internal dilution of 26% was included within the stope design envelopes used to develop the conceptual mine design. An additional 15% external dilution was applied to the conceptual mining model, compared to 18% in the 2011 PEA, to best ensure that the estimated grades are achievable once we commence potential production. We chose to take a cautious approach and set targets that we can confidently achieve. The development of the Phoenix Gold Project continues to progress well and we remain on schedule for projected gold production in the second half of 2014."

Mineral Resources for the Phoenix Gold Project
The 2013 Mineral Resource Statement for the Phoenix Gold Project is presented in Table 2 below. Please refer to Figure 1 at the end of this news release for a visual diagram of the Phoenix Gold Project domains.

PR13-9 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Table 2: Mineral Resource Statement[1,2,3,11,12] Phoenix Gold Project, Ontario, SRK Consulting (Canada) Inc., June 24, 2013

Domain	Resource Category[11]	Quantity (000't)	Grade (g/t Au)	Contained Gold (000'oz)
Main[13]	Measured	-	-	-
	Indicated	4,120	8.52	1,129
	Measured + Indicated	**4,120**	**8.52**	**1,129**
	Inferred[1,3]	6,027	9.49	1,839
HW	Measured	-	-	-
	Indicated	-	-	-
	Measured + Indicated	-	-	-
	Inferred[1,3]	151	5.21	25
External	Measured	-	-	-
	Indicated	-	-	-
	Measured + Indicated	-	-	-
	Inferred[1,3]	1,274	8.66	355
Combined	Measured	-	-	-
	Indicated	4,120	8.52	1,129
	Measured + Indicated	**4,120**	**8.52**	**1,129**
	Inferred[1,3]	7,452	9.26	2,219

Source: SRK
[11] CIM definitions were used for measured mineral resources, indicated mineral resources and inferred mineral resources
[12] All figures have been rounded to reflect the relative accuracy of the estimates. Reported at a cut-off grade of 4.0 g/t Au assuming an underground extraction scenario, a gold price of US$1,500 per ounce, and metallurgical recovery of 92.5%
[13] The Main domain includes the Main 45 domain

The Company's indicated mineral resource, at a 4.0 g/t Au cut-off grade, increased 111% to 1.129 million ounces of gold with 4.12 million tonnes grading 8.52 g/t Au, as compared to 0.54 million ounces of gold with 1.43 million tonnes grading 11.63 g/t Au reported at a 4.0 g/t Au cut-off grade as indicated material from the 2011 mineral resource model. The increase was due to the successful conversion of inferred mineral resources to the indicated category as a result of the completion of an additional 116,000 m of diamond drilling (approximately 90% infill) in 309 drill holes since the previous mineral resource. A 4.0 g/t Au cut-off grade was applied to the updated mineral resource estimate based on improved economics associated with increased continuity and horizontal thicknesses (averaging 7.8 m) of mineralized zones. The decrease in the indicated mineral resource grade compared to the previous estimate is due to the methodology and resource parameters applied to the mineral resource estimate.

PR13-9 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

The successful conversion of inferred resources to the indicated resource category resulted in the reduction of inferred mineral resources from 2.52 million ounces to 2.22 million ounces (at a 4.0 g/t Au cut-off grade). The reduction of inferred mineral resources was offset by a greater gain in the indicated mineral resource. The average grade and tonnage of the updated inferred mineral resources are 9.26 g/t Au and 7.45 million tonnes, respectively, compared to 13.83 g/t Au and 5.67 million tonnes in the 2011 PEA, using a 4.0 g/t Au cut-off grade.

Please refer to Tables 3 and 4 below for a comparison of the 2011 and 2013 classified quantity and grade estimates using 4.0 g/t Au and 5.0 g/t Au cut-off grades, respectively.

Readers are cautioned that the New PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the inferred resources will be converted to the measured and indicated categories, that the indicated resources will be converted to the proven and probable mineral reserve categories and there is no certainty that the New PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability; the estimate of mineral resources in the New PEA and updated mineral resource statement may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Table 3: Comparison between 2011 and 2013 Quantities and Grades Reported at 4.0 g/t

Classification[11]	Quantity (000't)			Grade (g/t Au)			Contained Gold (000'oz)		
	2011	2013	Change	2011	2013	Change	2011	2013	Change
Indicated	1,430	4,120	188%	11.63	8.52	-27%	535	1,129	111%
Inferred[1,2,3]	5,674	7,452	31%	13.83	9.26	-33%	2,523	2,219	-12%

Source: SRK

Table 4: Comparison between 2011 and 2013 Quantities and Grades Reported at 5.0 g/t

Classification[11]	Quantity (000't)			Grade (g/t Au)			Contained Gold (000'oz)		
	2011	2013	Change	2011	2013	Change	2011	2013	Change
Indicated	1,028	3,116	203%	14.5	9.82	-32%	477	984	106%
Inferred[1,2,3]	4,230	5,604	32%	17	10.84	-36%	2,317	1,954	-16%

Source: SRK

The mineral resource estimate was prepared based on a total of 355,611 m of diamond drilling in 820 drill holes carried out between February 2008 and October 2012. The mineral resource estimate is defined over a strike length of approximately 1,200 m and depths of 1,500 m and remains open along strike and at depth. A summary of the 2013 Global Quantities and Grade Estimates at Various Cut-off Grades is presented in Table 5 below:

PR13-9 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Table 5: The 2013 Global Quantities and Grade Estimates at Various Cut-off Grades[14,15,16,17]

Cut-off Grade (g/t Au)	Indicated Classification			Inferred Classification[1,3]		
	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au (000)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au (000)
7.0	1,959	12.16	766	3,962	12.90	1,643
6.0	2,425	11.06	862	4,617	11.99	1,780
5.0	3,116	9.82	984	5,604	10.84	1,954
4.0	**4,120**	**8.52**	**1,129**	**7,452**	**9.26**	**2,219**
3.0	5,396	7.33	1,272	11,119	7.34	2,623

Source: SRK

[14] CIM definitions were used for indicated mineral resources and inferred mineral resources

[15] Mineral resources that are not mineral reserves do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at cut-off grade sensitivities ranging from 3.0 g/t Au to 7.0 g/t Au assuming an underground extraction scenario, a gold price of US$1,500 per ounce, and metallurgical recovery of 92.5%

[16] Capping values of 200 g/t Au, 150g/t Au, and 30 g/t Au were applied to the composites from the Main and 45 Trend, HW, and External domains, respectively

[17] Using drilling results to October 31, 2012

The mineral resource block model demonstrates improved continuity at the 4.0 g/t Au cut-off grade. The estimated average horizontal thickness of the gold mineralization is approximately 7.8 m (based on 4.0 g/t Au cut-off estimated using tonne weighted average thickness per level). Ordinary kriging was used as the calculation methodology, compared to the inverse distance cubed methodology used for the previous mineral resource estimate. Block model parameters applied to the current mineral resource statement are listed in Tables 6, 7, 8, and 9 at the end of this release.

Capping values of 200 g/t Au, 150 g/t Au and 30 g/t Au were applied to the composites from the Main and 45 Trend, HW, and External wireframes, respectively, representing a lower capping grade compared to the previous mineral resource estimate of 270 g/t Au.

During 2011, Rubicon collected two approximately 1,000-tonne gold mineralized bulk samples from underground stoping on the 305-metre level (please refer to the Rubicon June 29, 2011 news release for more details). The bulk samples were coarse crushed and a 10 tonne sub-sample split from each. The 10 tonne sub-samples were further crushed to approximately minus ½ inch and shipped to G&T Metallurgical Services ("**G&T**") in Kamloops, BC for metallurgical test work. G&T reported the average gold contents of the head samples collected from the two bulk samples to be 7.6 and 8.6 g/t Au, respectively. SRK has estimated the grades for the areas where the bulk sample was taken for comparative purposes, by reporting block model grades within wireframes representing the two bulk samples. Although the bulk samples are limited in size they represent the best reconciliation against the resource estimate currently available. The reconciled grade of the bulk sample is notably higher than the estimated resource grade for this area. Once development resumes within the F2 zone, there will be an opportunity to take additional bulk samples to assist with grade reconciliation against the resource model. See Table 10 below for more details.

PR13-9 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Table 10 – Comparison of Bulk Sample results (Average Head Grade Samples Reported by G&T) Versus the Bulk Sample Area Estimated by SRK 2013 (Mineral Resource Model)

Bulk Sample	Source	Domain	Volume (m³)	Tonnage (t)	Density	Grade (g/t Au)
A	SRK	Main	189	560	2.96	17.91
		45 Trend	462	1,327	2.87	0.76
		External	7	20	2.87	0.02
		Total	658	1,906	2.90	5.79
	G&T			976		7.60
B	SRK	Main	540	1,574	2.91	3.47
		45 Trend	-	-	-	-
		External	71	203	2.87	0.02
		Total	611	1,777	2.91	3.08
	G&T			1,107		8.60
Combined A and B	SRK	Main	729	2,134	2.93	7.26
		45 Trend	462	1,327	2.87	0.76
		External	78	223	2.87	0.02
		Total	1,269	3,683	2.90	**4.48**
	G&T			2,083		**8.13**

Source: SRK

Conceptual Mining Model[1,2,3] for the New PEA (diluted)

The conceptual mining model uses a design cut-off grade of 5.0 g/t Au and will potentially extract 78% (by ounces) of the mineral resources reported in Table 2. The stope outlines (greater than 5.0 g/t Au) include inherent internal dilution of approximately 26% derived from areas contained within the block models. An average external dilution of 15% grading 0.68 g/t Au was applied with higher than typical external dilution grade resulting from the disseminated nature of the gold mineralization. The resulting tonnes delivered to the mill, after application of dilution and appropriate conceptual mining losses, are 9.13 million grading at 8.1 g/t Au for a total of 2.37 million ounces (an increase in total ounces of 18% compared to the 2011 PEA).

Conceptual Mining[1,2,3]

The New PEA considers the development of the F2 Gold System as a potential underground mine using methods that are significantly different to those modeled in the 2011 PEA. The new primary planned method is longhole stoping utilizing paste backfill. It is intended that the longhole method will comprise 90% of the total mining with 10% cut-and-fill. Approximately 76% of the longhole tonnage will come from stope widths greater than 5 m (56% of LOM tonnage). Please see Figure 2 at the end of this release for a cross section of the conceptual mine plan. Please see Figure 3 at the end of this release for the potential production and cash flow schedule.

Readers are cautioned that the mining model, projected mining method, potential production profile and plan and mine plan referred to in the New PEA and this release are conceptual in nature and additional technical studies will need to be completed in order to fully assess their viability. There is no certainty that a potential mine will be realized or that a production decision will be made. A mine production decision that is made without a feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work and economic analysis and internal studies to ensure satisfactory operational conditions and decisions regarding future targeted production.

PR13-9 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

Development and Infrastructure

The main underground levels are planned to be spaced nominally 60 m apart with sublevel spacings between 15 m and 30 m depending on width of target gold mineralization and access method selected. The main levels are planned to be connected by a series of ramps for the efficient movement of equipment, material, and personnel between levels. Material is planned to be transferred between levels by gravity through internal ore passes to the 610-metre level, where rail units are planned to haul this material to an ore pass dump. From here, the material is planned to be crushed and conveyed to the loading pocket at the 680-metre elevation. The crushed material will then be hoisted to surface via 10-tonne skip for processing at the mill.

The current shaft will be deepened to the 710-metre level. The shaft will later be extended from the 710-metre level to the 1,400-metre elevation (shaft bottom) utilizing a concrete circular configuration which is designed to best address a wide range of ground conditions. The 1285-metre level will be the main haulageway for material mined below the 610-metre level. Hoisting will be via 16-tonne skips from a loading pocket on the 1360-metre level. There is no planned interruption to mining activities in the upper levels. The second phase of sinking is planned to be separated from the rest of the mine by installing a substantial concrete bulkhead between operating shaft and the shaft extension.

Additional delineation drilling is planned to provide further definition required for detailed stope planning. As well, an exploration platform is planned for the 610-metre level allowing for deep expansion drilling.

Throughput

The LOM average throughput rate is estimated to be 1,900 tpd, with a peak throughput rate of 2,250 tpd. The mineralized material is planned to be crushed underground by a jaw crusher. Hoisting capacity is 3,000 tonnes from the upper pocket, based on 12-hours of hoisting per day, and 3,000 tonnes from the lower pocket, based on 10-hours of hoisting per day. A ball mill and pebble mill will be added to the current SAG mill and ball mill configuration to achieve higher throughput rates. The current mill building has enough capacity to add the extra ball mill and pebble mill.

Equipment

A mix of battery-operated, electric, and diesel powered 3.5 cubic yard scoops and trucks are planned to be utilized to provide a cleaner work environment for personnel.

Metallurgy and Processing

Soutex Inc. had confirmed that processing of the material will be a combination of gravity separation followed by a conventional carbon-in-leach ("**CIL**") process. Total gold recovery is estimated at 92.5%. 50.0% of the gold will be recovered through gravity separation.

Capital Cost Summary

The capital cost estimates, on a go-forward basis, for the Phoenix Gold Project are summarized in Table 11 below.

PR13-9 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

Table 11: Capital Cost Summary

	$millions
Pre-production capital	
Mill	$94.5
Surface infrastructure	$42.7
Underground development	$42.7
Shaft, underground infrastructure, and mobile equipment	$15.7
Other development (pre-production stope development)	$27.7
Royalty purchase of 0.5% NSR[4]	$0.7
Total pre-production capital, on a go-forward basis (including 20% contingency)[8]	**$224.0**
Sustaining capital	$425.7
Total project capital	**$649.7**

Operating Cost Summary

The cash operating cost for the project is $629 per recovered ounce of gold or $151 per tonne of mineralized material. Total cash cost is $651 per ounce of recovered gold, including a 1.5% royalty and assuming a US$1,385/oz gold price and 1.05 exchange rate. If sustaining capital of $194 per recovered ounce is added to the total cash cost, the resulting all-in sustaining cost is $845 per recovered ounce (US$805/oz). See Table 12 below for more details.

PR13-9 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

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Table 12: Operating Cost Summary

	Per ounce	Per tonne
Cash operating cost components		
In stope mining cost	$113	$27
Underground utilities	$52	$13
Underground services	$24	$6
Material handling	$37	$9
Surface, general and administrative	$128	$30
Processing	$84	$20
Lateral operating development	$76	$18
Vertical operating development	$7	$2
Pre-production lateral development	$85	$20
Pre-production vertical development	$23	$6
Total cash operating cost before royalties	**$629**	**$151**
Royalty (1.5%)	$22	$5
Total cash costs	**$651**	**$156**
Sustaining capital cost	$194	$47
All-in sustaining cash cost[9]	**$845** **(or US$805)**	**$203**

Royalties and Taxes

The Phoenix Gold Project mineral claims that comprise the F2 Gold System are subject to a 2.0% royalty payable to Franco-Nevada Corporation. The Company has the option to purchase a 0.5% royalty for US$675,000, which the Company intends to purchase and is factored into the New PEA.

The Company estimates that it will have approximately $355 million of tax deductible pools, tax losses and tax credits available for deduction at the potential commencement of commercial production. Application of these pools and deductions is estimated to result in the payment of no income taxes in the first eight years of production and no Ontario Mineral Tax in the first seven years of production. Any Ontario Alternate Minimum Tax charged is expected to be recovered in ensuing years and is not expected to have a material effect on the economic model.

Economic Analysis and Sensitivities

The economic analysis of the New PEA assumed a base case 30-day average of the London PM fix spot gold price of US$1,385 per ounce (as of June 14, 2013) and a discount rate of 5%. Cost escalation was not used in the financial model. Under these parameters, on an after-tax basis, the base case go-forward NPV and IRR calculated on a mid-year cash flow basis for the project are $531.0 million and 27.0%, respectively. See sensitivities in Tables 13, 14, and 15 below for more details. Readers should note that mineral resources that are not mineral reserves do not have demonstrated economic viability.

PR13-9 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
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Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

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Table 13: After-Tax NPV² ($millions) Sensitivity, go-forward basis

Discount Rate	Gold Price Assumption		
	US$1,100/oz	US$1,385/oz (base case)	US$1,700/oz
3.0%	$275.3	$655.1	$1,061.3
5.0%	$193.8	$531.0	$888.2
7.0%	$128.4	$429.6	$745.9

Table 14: After-Tax IRR² (%) Sensitivity, go-forward basis

Gold Price Assumption		
US$1,100/oz	US$1,385/oz (base case)	US$1,700/oz
12.8%	27.0%	42.0%

Table 15: After-Tax NPV² ($millions) and IRR (%) on Grade Sensitivity, go-forward basis

	Average Diluted Grade to the Mill +/- 10%		
	7.3 g/t Au	8.1 g/t Au (base case)	8.9 g/t Au
NPV (5% discount rate)	$371.5	$531.0	$689.5
IRR	20.3%	27.2%	33.7%

Opportunities in the New PEA and Mineral Resource Estimate

The Company has identified several opportunities in the New PEA and updated mineral resource estimate to improve upon the economics of the project.

The Rubicon exploration team and SRK have invested a considerable amount of effort into improving the geological model and the boundaries for the mineralized zones that form the basis of the updated mineral resource estimate. The Company has identified numerous areas adjacent to the reported mineral resource blocks where, although drill holes are present with elevated gold grades, drill hole density is insufficient to satisfy the mineral resource criteria as applied by SRK. The Company believes these areas represent opportunities to expand the current mineral resource.

The deposit is also open on strike and at depth. Additional exploration could potentially add more ounces to the financial model, which would improve the project economics. Improved economics may support a new high capacity circular concrete shaft capable of reaching greater depths than contemplated in the New PEA.

The economic model is very sensitive to grade. A small increase in grade would be very significant (as Table 15 shows, a 10% increase in grade leads to a 29.8% increase in after-tax NPV in the base case). The Company regards the criteria applied by SRK to the mineral resource model as conservative given that the initial bulk samples returned grades higher than those reported by SRK in the current block model (please see Table 10 in this release). Accordingly, the Company believes there are further potential upside opportunities with respect to grade.

PR13-9 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
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Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

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The Alimak horizontal breasting, longhole stoping method should be investigated for possible reduction in operating costs. This method has the potential to reduce or eliminate a portion of the operating sublevel development and, as result, increase projected productivity by improving stope cycle time.

Tailings Management Facility ("TMF")
The TMF incorporates engineered features to manage the chemical and physical stability of the deposited tailings in accordance with current best-in-class practices. Approximately 50% of the tailings will be converted to paste fill and deposited underground to minimize the amount of tailings that will be deposited on surface and also to provide a suitable backfill for the underground mine. The remaining tailings will be thickened prior to deposition in the TMF. The TMF can accommodate the tailings generated by the proposed mine plan in the New PEA, with engineering studies planned to gather empirical data and evaluate further expansion.

Closure and Rehabilitation Costs
Rehabilitation measures have been designed using a precautionary approach to ensure the long-term physical and chemical stability of the site in accordance with Ontario's Mining Act and the associated Aboriginal consultation process. The rehabilitation measures are intended to return the site to a productive land use that will not require long-term care and maintenance. The rehabilitation cost is estimated to be equivalent to the salvage value of material site assets at closure.

Permitting and Consultation
The Company has been granted the material permits required for an average production rate of 1,250 tpd and is evaluating the permit amendments required for the increased projected production rate. The increased production rate contemplated in the New PEA will not increase the surface area of the site, simplifying the permit amendments and associated consultation process.

The Company is continuing consultations with First Nations and the Métis Nation of Ontario and local municipalities.

Recommendation from SRK and Continuing Studies
SRK has determined that the results of the New PEA support the continued development of the Phoenix Gold Project and work related to further technical studies. No production decision has been made at this time. Such a decision, if reached, will require such additional technical studies and ongoing evaluation by Rubicon of the construction and development of the Phoenix Gold Project and would not be based solely on the New PEA[1].

Project Development Update and Timeline
Shaft sinking continues on the Phoenix Gold Project, with the current shaft depth at 670 m below surface. Key project milestones include:

SAG and ball mill delivery – Q3-2013
Shaft loading pocket at 680-metre elevation – Q3-2013
Mill commissioning and projected gold production[1] – H2-2014

Conference Call Details
The Company's senior management team will host a conference call today, Tuesday, June 25, 2013 at 8:30 am ET to discuss the New PEA and updated mineral resource.

PR13-9 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

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Participants in Canada and the United States may join the conference call by dialing toll free 1 (800) 319-4610 or +1 (604) 638-5340 for calls outside Canada and the United States or via webcast on the Company's website at www.rubiconminerals.com.

A recorded playback of the conference call can be accessed after the event by dialing 1 (800) 319-6413 or +1 (604) 638-9010 for calls outside Canada and the United States. The pass code for the conference call playback is 7856#. The archived audio webcast will also be available on the Company's website at www.rubiconminerals.com.

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an advanced stage gold development company, focused on responsible and environmentally sustainable development of its Phoenix Gold Project in Red Lake, Ontario towards projected gold production in 2014. Rubicon's flagship Phoenix Gold Project is fully permitted for initial production at 1,250 tpd. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon's shares are listed on the NYSE.MKT (RBY) and the TSX (RMX) Exchanges. Rubicon's shares are included in the S&P/TSX Composite Index.

RUBICON MINERALS CORPORATION

"Mike Lalonde"
President and Chief Executive Officer

Mineral Resources
Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The mineral resources in this press release were reported using CIM Standards.

Qualified Persons
Phoenix Gold Project exploration drill programs and all related drill data forming the basis of the resource update were supervised and verified by Terry Bursey, B.Sc., P.Geo., Regional Exploration Manager for Rubicon, through 2011 and by Matthew Wunder B.Sc., P.Geo., and Vice President Exploration for Rubicon, from January 2012 to present. Both are Qualified Persons under the definition of NI 43-101. Drill core assays were conducted on sawn NQ-sized half core sections. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. All assays were conducted by SGS Minerals Services using standard fire assay procedures with a gravimetric finish. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd. Daniel Labine, P.Eng., Vice President Operations for Rubicon, is the Qualified Person, under the definition of NI 43-101, responsible for the Phoenix Gold Project construction and development.

The content of this news release, other than that pertaining to metallurgy and processing, has been read and approved by SRK staff including Mr. Sébastien Bernier, P.Geo, Principal Consultant Resource Geology, Mr. Glen Cole, P.Geo., Principal Consultant (Resource Geology), Mr. Dan Hewitt, P. Eng., Principal Consultant (Mining), Mr. Stephen Taylor P. Eng, Principal Consultant (Mining) and Mr. Gary Poxleitner P. Eng, Principal Consultant (Mining), all independent Qualified Persons as defined by NI 43-101. Exploration drill programs and all related drill data forming the basis of the inferred and indicated resource estimate described in this release were supervised and verified by Terry Bursey, P.Geo., Regional Exploration Manager for Rubicon, through 2011 and Matthew Wunder B.Sc., P.Geo., and Vice President Exploration for Rubicon, from January 2012 to present. The New PEA has been prepared by SRK Consulting with metallurgical and processing contributions from Soutex Inc. Individual contributing authors are Mr. Sébastien Bernier, Mr. Glen Cole, Mr. Stephen Taylor, and Mr. Dan Hewitt of SRK Consulting and Mr. S. Caron, ing. of Soutex Inc. All are independent Qualified Persons as defined by NI 43-101.

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate",

PR13-9 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
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Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

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"believe", "plan", "estimate", "expect", "targeting", "look forward" and "intend" and statements that an event or result "may", "will", "would", "should", "could", or "might" occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management's best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others: that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, disturbances by Aboriginal communities, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the New PEA will be realized; that Rubicon will be able to obtain additional financing for its development, construction and other needs; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the New PEA. Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build and complete a development project. Additional capital costs may have to be incurred in respect of the Phoenix Gold Project.

The New PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the New PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the New PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

Forward-looking statements in this news release include, but are not limited to statements regarding estimates of mineral resources, estimates of gold grades and ounces, estimates of costs, estimates of mine development and production, estimates of economic potential and returns, the potential result of current negotiations of different funding alternatives, and the projected gold production in 2014. The Company believes that the new methods being considered in the New PEA and optimization studies will potentially improve the efficiency and productivity of the Phoenix Gold Project. However, the implementation of the new methods will increase the capital cost of developing the Phoenix Gold Project. Management is in negotiations regarding various funding alternatives and plans to continue evaluating such alternatives, to address the increase in the capital cost of the Phoenix Gold Project.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations and studies; changes in new mineral resource models and revised geological interpretations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities due to poor ground conditions or other factors. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

It is important to note that the information provided in the New PEA and in the summary of the New PEA contained in this news release is preliminary in nature. There is no certainty that a potential mine will be realized or that a production decision will be made. A mine production decision that is made without a feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work and economic analysis and internal studies to ensure satisfactory operational conditions and decisions regarding future targeted production.

PR13-9 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

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Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources
This news release uses the terms "indicated mineral resources" and "inferred resources". The Company advises U.S. investors that while these terms are recognized and required by Canadian securities administrators, they are not recognized by the SEC. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred" or "indicated mineral resource" will ever be upgraded to a higher category.

Under Canadian rules, estimates of "inferred mineral resources" may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. The SEC normally only permits issuers to report mineralization that does not constitute "reserves" as in-place tonnage and grade without reference to unit measures. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of an indicated or inferred resource exists or is economically or legally mineable. Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

PR13-9 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

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Figure 1: Vertical Section Looking Northwest Showing the Gold Mineralization Domains of the Phoenix Project



PR13-9 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
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Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

Figure 2: Cross Section of the Conceptual Mine Plan, Phoenix Gold Project


Phoenix Project Development and Ventilation Schematic
N.T.S.
SUPPLY FANS, 2 x 260 KCFM
AT 16"WG TP, 1100 HP EACH,
2 X 28 MMBTUH HEATERS
EXHAUST FANS, 2 x 250 KCFM
AT 12"WG TP, 700 HP EACH
20 KCFM
Surface
MIN 3m x 4.1m RA DRIFTS
520 KCFM
5 m ø FAR
5m x 5m FA DRIFT
3m x 3m RAR's
5 m ø FAR
305L Ore Pass
Main Rail Haulage Level
Crusher
Fine Ore Bin
680L Loading Pocket
710 m temp Shaft Bottom
and 725L Winder Level
100 KCFM
Property
Boundary
100 KCFM
Ore & Waste
Chutes (typ)
Shaft Deepened to 1400L
5 m ø FAR
Main Rail Haulage Level
100 KCFM
Crusher
4 m Ø FAR
Fine Ore Bin
1360L Loading Pocket
1400 m Shaft Bottom
200 KCFM
46L
84L
122L
183L
244L
305L
366L
427L
488L
549L
610L
671L
720L
793L
854L
915L
976L
1037L
1098L
1159L
1220L
1285L
1342L
1403L
1464L
1525L
1586L
Phase 1
Phase 2
Phase 3
Phase 4
Phase 5

PR13-9 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

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Figure 3: Projected Production Schedule and Cash Flow Model

Rubicon Minerals: Phoenix Gold Project			YEAR -2	H1-CAP H2-OP	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10	YEAR 11	YEAR 12	YEAR 13
Item	Units	Total	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Days in year	360	4,770	0	180	360	360	360	360	360	360	360	360	360	360	360	360	270
Annual Production	t/year	9,131,926	0	177,657	612,725	645,629	687,030	703,314	701,478	752,285	758,674	809,890	809,877	809,701	809,290	558,435	295,940
Average Daily Production Processed	t/day	1,914	0	987	1,702	1,793	1,908	1,954	1,949	2,090	2,107	2,250	2,250	2,249	2,248	1,551	1,096
Au Grade	g/t	8.06	0.00	7.08	7.54	8.04	7.99	7.47	6.78	7.11	9.90	10.04	8.15	7.67	8.02	7.88	8.04
Au in mill feed	g/year	73,642,455	0	1,256,971	4,618,638	5,189,106	5,491,723	5,256,228	4,757,902	5,346,755	7,513,620	8,131,364	6,604,269	6,207,534	6,488,685	4,401,158	2,378,504
Au in mill feed	oz/year	2,367,658	0	40,413	148,493	166,834	176,563	168,992	152,970	171,902	241,568	261,429	212,332	199,577	208,616	141,500	76,471
Process recovery	%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%
Au Recovered	g/year	68,119,271	0	1,162,698	4,272,240	4,799,923	5,079,844	4,862,011	4,401,059	4,945,749	6,950,098	7,521,511	6,108,949	5,741,969	6,002,033	4,071,071	2,200,116
Au Recovered	oz/year	2,190,084	0	37,382	137,356	154,321	163,321	156,317	141,497	159,009	223,451	241,822	196,407	184,608	192,970	130,888	70,735
TOTAL REVENUE	**C$**	**$ 3,127,229,775**	**0**	**53,377,313**	**196,130,633**	**220,355,595**	**233,206,221**	**223,205,950**	**202,044,478**	**227,050,169**	**319,066,168**	**345,298,674**	**280,450,559**	**263,603,157**	**275,542,258**	**186,895,329**	**101,003,269**
Gold price	**US$/oz**	**$1,385**	$1,385	$1,385	$1,385	$1,385	$1,385	$1,385	$1,385	$1,385	$1,385	$1,385	$1,385	$1,385	$1,385	$1,385	$1,385
Exchange Rate	**C$/US$**	**1.05**	1.050	1.050	1.050	1.050	1.050	1.050	1.050	1.050	1.050	1.050	1.050	1.050	1.050	1.050	1.050
Recovered metal value	C$	$ 3,184,929,358	$0	$54,362,162	$199,749,381	$224,421,311	$237,509,040	$227,324,257	$205,772,340	$231,239,404	$324,953,163	$351,669,677	$285,625,069	$268,466,820	$280,626,206	$190,343,679	$102,866,850
Au Payable	%	99.9%	99.9%	99.9%	99.9%	99.9%	99.9%	99.9%	99.9%	99.9%	99.9%	99.9%	99.9%	99.9%	99.9%	99.9%	99.9%
Au Payable metal	oz/year	2,187,894	-	37,344	137,218	154,167	163,157	156,161	141,356	158,850	223,227	241,580	196,211	184,424	192,777	130,757	70,665
Payable metal value	C$	$ 3,181,744,429	$0	$54,307,800	$199,549,631	$224,196,889	$237,271,531	$227,096,932	$205,566,568	$231,008,165	$324,628,209	$351,318,007	$285,339,444	$268,198,354	$280,345,579	$190,153,336	$102,763,983
Au Refining (US$3.00/oz)	C$	$ 6,891,865	$0	$117,634	$432,237	$485,625	$513,946	$491,907	$445,271	$500,379	$703,166	$760,978	$618,064	$580,935	$607,247	$411,884	$222,593
Basis for royalty deduction	C$	$ 3,174,852,564	$0	$54,190,165	$199,117,394	$223,711,264	$236,757,585	$226,605,026	$205,121,297	$230,507,786	$323,925,044	$350,557,030	$284,721,380	$267,617,419	$279,738,333	$189,741,451	$102,541,390
Royalty (1.5%)	C$	$ 47,622,788	$0.00	$812,852	$2,986,761	$3,355,669	$3,551,364	$3,399,075	$3,076,819	$3,457,617	$4,858,876	$5,258,355	$4,270,821	$4,014,261	$4,196,075	$2,846,122	$1,538,121
OPERATING COST	**C$**	**$ 1,377,538,296**		**$ 43,177,064**	**$ 94,208,958**	**$ 102,020,566**	**$ 101,251,540**	**$ 107,224,801**	**$ 106,332,067**	**$ 115,826,868**	**$ 117,155,683**	**$ 117,917,832**	**$ 115,260,758**	**$ 119,451,098**	**$ 117,470,074**	**$ 89,014,748**	**$ 31,226,240**
Mining Opex - Ore	C$	$ 957,747,038		$ 30,473,181	$ 62,830,675	$ 71,655,610	$ 73,700,139	$ 74,504,297	$ 74,413,642	$ 76,922,654	$ 77,238,193	$ 79,767,393	$ 79,766,758	$ 79,758,047	$ 79,737,754	$ 67,349,605	$ 29,629,089
Operating Development Waste	C$	$ 182,790,604	$ 0.6909	$ 7,113,452	$ 14,554,406	$ 13,429,601	$ 12,318,226	$ 13,645,650	$ 13,057,423	$ 17,322,345	$ 17,774,957	$ 16,030,753	$ 15,434,662	$ 17,265,949	$ 16,294,462	$ 8,370,132	$ 178,586
Operating Development Ore	C$	$ 237,000,654		$ 5,590,431	$ 16,823,876	$ 16,935,354	$ 15,233,175	$ 19,074,854	$ 18,861,002	$ 21,581,869	$ 22,142,533	$ 22,119,686	$ 20,059,338	$ 22,427,102	$ 21,437,858	$ 13,295,010	$ 1,418,565
OPEX per tonne Milled	C$/tonne	$151/t		$243/t	$154/t	$158/t	$147/t	$152/t	$152/t	$154/t	$154/t	$146/t	$142/t	$148/t	$145/t	$159/t	$106/t
OPEX per ounce Recovered	C$/ounce	$629/oz		$1,155/oz	$686/oz	$661/oz	$620/oz	$686/oz	$751/oz	$728/oz	$524/oz	$488/oz	$587/oz	$647/oz	$609/oz	$680/oz	$441/oz
CAPITAL COST		**$ 649,668,769**	**$ 126,204,546**	**$ 146,390,294**	**$ 41,539,559**	**$ 22,949,468**	**$ 37,520,426**	**$ 42,783,883**	**$ 78,602,426**	**$ 64,726,014**	**$ 36,230,089**	**$ 32,532,930**	**$ 10,261,410**	**$ 5,055,127**	**$ 3,325,461**	**$ 1,547,136**	**$ -**
Surface Infrastructure	C$	$ 57,242,209	$20,018,955	$23,235,605	$4,133,099	$3,645,099	$0	$701,302	$0	$1,772,477	$0	$1,869,430	$0	$1,866,240	$0	$0	$0
Underground Infrastructure and Shaft	C$	$ 247,841,574	$6,170,076	$24,207,925	$12,712,716	$7,371,668	$28,657,484	$26,780,838	$62,419,204	$40,770,108	$17,267,107	$9,971,177	$3,451,787	$3,188,887	$3,325,461	$1,547,136	$0
UG Development - Ramps, Drifts, Raises	C$	$ 203,159,542	$12,101,451	$52,572,717	$24,693,744	$6,222,701	$7,435,607	$15,301,742	$16,183,222	$22,183,428	$18,962,982	$20,692,323	$6,809,623	$0	$0	$0	$0
Mill Infrastructure	C$	$ 113,043,445	$74,827,613	$31,078,497	$0	$5,710,000	$1,427,335	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Mobile Equipment	C$	$ -															
Pre-production Definition Drilling	C$	$ 4,800,000	$1,200,000	$3,600,000													
Project Indirects	C$	$ 22,873,250	$11,886,450	$10,986,800	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Royalty purchase of 25% of 2% NSR	C$	$ 708,750		$708,750													
Total Project Capital	C$	$ 223,962,428	$126,204,546	$97,757,882													
Total Sustaining Capital	C$	$ 425,706,341		$48,632,412	$ 41,539,559	$ 22,949,468	$ 37,520,426	$ 42,783,883	$ 78,602,426	$ 64,726,014	$ 36,230,089	$ 32,532,930	$ 10,261,410	$ 5,055,127	$ 3,325,461	$ 1,547,136	$ -
Project + Sustaining CAPEX per tonne Milled	C$/tonne	$71.14/t															
Sustaining CAPEX per tonne Milled	C$/tonne	$46.62/t			$67.79/t	$35.55/t	$54.61/t	$60.83/t	$112.05/t	$86.04/t	$47.75/t	$40.17/t	$12.67/t	$6.24/t	$4.11/t	$2.77/t	$0.00/t
Sustaining CAPEX per ounce Recovered	C$/oz	$194/oz															
NET CASH CONTRIBUTION PRE-TAX	**C$**	**$ 1,100,022,710**	**$ (126,204,546)**	**$ (136,190,045)**	**$ 60,382,116**	**$ 95,385,562**	**$ 94,434,255**	**$ 73,197,267**	**$ 17,109,985**	**$ 46,497,288**	**$ 165,680,396**	**$ 194,847,912**	**$ 154,928,392**	**$ 139,096,932**	**$ 154,746,723**	**$ 96,333,445**	**$ 69,777,029**
IRR	28.7%																
NPV	$ 649,960,397		$ (124,662,013)	$ (129,678,801)	$ 54,757,379	$ 82,375,609	$ 77,665,337	$ 57,332,811	$ 12,763,468	$ 33,031,506	$ 112,086,561	$ 125,541,952	$ 95,068,105	$ 81,283,623	$ 86,116,949	$ 51,056,962	$ 35,220,949
Discount Rate	5.0%																
Total Corporate and Ontario Mining Taxes		$ 203,072,239	$ -	$ -	$ -	$ -	$ -	$ 0	$ 0	$ 0	$ 6,654,326	$ 36,353,068	$ 42,247,467	$ 36,066,912	$ 41,959,808	$ 22,012,947	$ 17,777,710
NET CASH CONTRIBUTION POST-TAX	**C$**	**$ 896,950,472**	$ (126,204,546)	$ (136,190,045)	$ 60,382,116	$ 95,385,562	$ 94,434,255	$ 73,197,267	$ 17,109,985	$ 46,497,288	$ 159,026,069	$ 158,494,844	$ 112,680,925	$ 103,030,020	$ 112,786,915	$ 74,320,499	$ 51,999,319
Cumulative Cash Flow after Tax	**C$**		$ (126,204,546)	$ (262,394,591)	$ (202,012,475)	$ (106,626,913)	$ (12,192,658)	$ 61,004,609	$ 78,114,594	$ 124,611,882	$ 283,637,951	$ 442,132,794	$ 554,813,719	$ 657,843,739	$ 770,630,654	$ 844,951,153	$ 896,950,472
IRR	**27.0%**																
NPV	**$ 531,044,381**		$ (124,662,013)	$ (129,678,801)	$ 54,757,379	$ 82,375,609	$ 77,665,337	$ 57,332,811	$ 12,763,468	$ 33,031,506	$ 107,584,758	$ 102,119,402	$ 69,143,956	$ 60,207,318	$ 62,766,208	$ 39,390,046	$ 26,247,396
Discount Rate	**5.0%**																

Source: SRK

PR13-9 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

Table 6: Phoenix Project Block Models Specification

Domain	Axis	Block Size (m)		Origin[1]	Number of Cells	Rotation Angles	Rotation Axis
		Parent	Sub cell				
	X	5.0	0.1250	9,000	460	165	3
Main	Y	10.0	0.2500	50,700	250	65	1
	Z	2.5	0.0625	5,100	500	95	2
	X	10.0	0.2500	10,000	196	210	3
45 Trend	Y	5.0	0.1250	49,800	132	165	1
	Z	2.5	0.1250	5,400	280	90	2
	X	20.0	0.5000	9,984	92	260	3
HW	Y	10.0	0.2500	48,698	37	-60	1
	Z	20.0	0.5000	4,872	39	0	-
	X	10.0	1.0000	8,905	286	165	3
External	Y	20.0	1.0000	51,361	151	65	1
	Z	5.0	1.0000	5,075	336	95	2

Source: SRK
[1]Expressed as mine grid coordinates converted from the local UTM grid (Nad83 datum)

Table 7: Gold Variogram Parameters for the Phoenix Gold Project

Domain	Structure	Contribution	Model	R1x (m)	R1y (m)	R1z (m)	Angle[1] 1	2	3	Axis 1	2	3
	C0	0.10	Nugget	-	-	-	165	65	95	3	1	2
Main	C1	0.60	Exp	15	25	15	165	65	95	3	1	2
	C2	0.30	Sph	200	600	150	165	65	95	3	1	2
	C0	0.10	Nugget	-	-	-	210	75	90	3	1	2
45 Trend	C1	0.55	Exp	75	10	80	210	75	90	3	1	2
	C2	0.35	Sph	80	150	85	210	75	90	3	1	2
	C0	0.10	Nugget	-	-	-	260	30	0	3	1	2
HW	C1	0.70	Exp	35	10	35	260	30	0	3	1	2
	C2	0.20	Sph	150	120	60	260	30	0	3	1	2
	C0	0.10	Nugget	-	-	-	165	65	95	3	1	2
External	C1	0.60	Exp	15	25	15	165	65	95	3	1	2
	C2	0.30	Sph	200	600	150	165	65	95	3	1	2

Source: SRK
[1] The rotation angles are shown in CAE Studio 3 convention

PR13-9 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Table 8: Summary of Gold Estimation Search Parameters for the Main, 45 Trend, and HW Domains

Parameter	1st Pass	2nd Pass	3rd Pass
Element estimated	Au	Au	Au
Interpolation method	Ordinary kriging	Ordinary kriging	Ordinary kriging
Search range X	80% Var range	90% Var range	90% Var range
Search range Y	80% Var range	90% Var range	90% Var range
Search range Z	80% Var range	90% Var range	90% Var range
Minimum number of composites	8	8	6
Maximum number of composites	16	24	24
Octant search	Yes	Yes	No
Minimum number of octant	3	3	-
Minimum number of composites per	3	3	-
Maximum number of composites per	12	12	-
Maximum number of composites per	5	5	5

Source: SRK

Table 9: Summary of Estimation Search Parameters for Gold in the External Domain

Parameter	1st Pass
Element estimated	Au
Interpolation method	Ordinary kriging
Search range X	95 m
Search range Y	290 m
Search range Z	75 m
Minimum number of composites	6
Maximum number of composites	24
Octant search	No
Minimum number of octant	-
Minimum number of composites per octant	-
Maximum number of composites per octant	-
Maximum number of composites per borehole	5

Source: SRK

PR13-9 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release